02021674

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 23183

CW 11/4

FV 11/8/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-1-2001 (MM/DD/YY) AND ENDING 8-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
OCT 30 2002
516

NAME OF BROKER-DEALER:

FactSet Data Systems Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Plaza
(No. and Street)

Greenwich, CT 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest S. Wong (203) 863-1525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

I

OATH OR AFFIRMATION

I, Ernest S. Wong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Ernest S. Wong
Signature

Secretary
Title

Victoria L. Colburn
Notary Public
My Commission Expires 12/31/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.
(a wholly-owned subsidiary of FactSet Research Systems Inc.)
Statement of Financial Condition
August 31, 2002

FactSet Data Systems, Inc.
(a wholly-owned subsidiary of FactSet Research Systems Inc.)
Index to Financial Statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statements, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc.

PricewaterhouseCoopers LLP

September 13, 2002

Assets

Cash and cash equivalents	$ 3,260,839
Investments	12,521,877
Receivables from customers	10,194,564
Receivables from clearing brokers	477,105
Total assets	$ 26,454,385

Liabilities and Shareholder's Equity

Liabilities:	
Deferred commission revenues	$ 10,264,929
Payable to parent company	1,123,869
Total liabilities	11,388,798
Shareholder's equity:	
Common stock, par value $.01; 10,000 shares authorized, 900 shares issued and outstanding	9
Capital paid in excess of par value	24,991
Retained earnings	15,040,587
Total stockholder's equity	15,065,587
Total liabilities and stockholder's equity	$ 26,454,385

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a registered broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the National Association of Securities Dealers.

The Company, in accordance with an arrangement with the Parent, provides brokerage services to allow the purchase of integrated research services from its Parent using commissions on securities transactions. Commissions are derived from securities transactions introduced and cleared on a fully disclosed basis primarily through two external clearing brokers. A client directs the clearing broker, at the time the customer executes a securities transaction, to credit the commission on the transaction to the Company's account.

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Revenue recognition

Subscription revenues are earned each month, based on one-twelfth of the annual subscription charge quoted to each client. Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions are reflected on the Statement of Financial Condition as receivables from customers at an amount equivalent to receivables from customers that settle in cash. Amounts that have been received through commissions on securities transactions that are in excess of a customer's liability are reflected on the Statement of Financial Condition as deferred commission revenues and are recognized as revenue as subscriptions are earned.

Clearing fees

When services are paid on a commission basis, the Company incurs clearing fees, which are charges imposed by the clearing brokers used to execute and settle customers' securities transactions. The clearing fees are recorded on a trade date basis as an expense in the Statement of Income.

Allocation fee

Pursuant to an agreement between the Company and the Parent, the Parent provides management, engineering, consulting, sales, accounting and other administrative services to the Company, which has no employees. In addition, office and data center facilities and computer equipment are provided to the Company by the Parent. The agreement stipulates that an allocation of 95% of the Company's revenues, net of clearing fees, be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Cash and cash equivalents

Cash and cash equivalents includes demand deposit accounts at a major financial institution and investments in money market funds that hold securities with maturities less than 90 days.

Investments
The Company maintains a portfolio of investments which, under the investment guidelines established by the Company, are managed by third-party firms. Eligible investments include obligations issued by the United States Treasury and other governmental agencies, money market securities and highly rated commercial paper.

Payable to parent company
Payable to parent company represents amount payable to the Parent on a non-interest bearing basis.

Management's use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Provision for Income Taxes

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax liability by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. The effective tax rate differs from the statutory federal income tax rate due primarily to the effect of state and local taxes, and is substantially the same as the Parent's effective rate. Tax liabilities are paid by the Parent and are reimbursed by the Company as part of the intercompany account settlement. At August 31, 2002, the Company has a deferred tax asset of $3,880,000 related to deferred commission revenues. The deferred tax asset has been included as a component of payable to parent company.

4. Regulatory

The Company, as a registered broker/dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness (the "minimum net capital requirements"). The Company claims exemption under Rule 15c3-3(k)(2)(ii).

At August 31, 2002, the Company had net capital of $4,652,166, which was $3,892,913 in excess of its minimum net capital requirement of $759,253. The ratio of aggregate indebtedness to net capital was 2.45 to 1.

5. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through correspondent brokers. Pursuant to agreements between the Company and its correspondent brokers, the correspondents have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. Receivable from clearing brokers represents a concentration of credit risk and relates to securities transactions cleared through two correspondent brokers.